Contact

www.linkedin.com/in/cjfollini (LinkedIn)
wearenoyack.com/ (Company)
noyack-wealth-weekly-newsletter.beehiiv.com/ (Blog)

Top Skills

On-camera Interviewing
Teaching
Executive Management

Languages

Spanish
Italian

Honors-Awards

Moderator & Speaker - AdvertisingWeek
HEREmanitarian Award
Best Documentary
Best Short Film - " Bullet in the Brain"
Winner of The Chrysler/Universal Studios Million Dollar Film Award

Publications

HERE Hosts Interstellar Gala, Honoring CJ Follini
Why Virtual Reality Could Inspire More Impactful and Emotional Employee Evangelism | Imminent has major brands intrigued
Noyack Medical Partners Forming $200 Million Fund to Invest in Alt-Real Estate
The Customer Within: The Power of Employee Engagement And Inside-Out Marketing

CJ Follini

#AlternativeInvestments Expert | Professor of Real Estate | Multi-Family Office Allocator | Board Member | Publisher of #1 Wealth Newsletter | #FinancialEducation Nonprofit | Public Speaker | Proud dad

New York, New York, United States

Summary

I'm CJ Follini, Professor of Real Estate at the Schack Institute and Founder of NOYACK, a holistic personal wealth management ecosystem. NOYACK empowers Millennials and Gen Z through financial education, community, and access to private markets, preparing them for the Great Wealth Transfer.

Our website is - weareNOYACK.com

As the son of Italian immigrants, my father, a highly decorated NYFD Fireman, built one of New York City's largest municipal building companies. After a stroke at 16, I abandoned my NHL dreams to manage the family business, despite knowing nothing about it. This began a 40-year journey of self-education through reading and learning from painful mistakes, ultimately becoming my life's mission.

With a successful career as Chief Investment Officer of a nine-family investment syndicate, I achieved a 30-year track record of 23% average annual returns. Our investments spanned commercial real estate, media IP, early-stage venture capital, private credit, fine art, and consumer packaged goods.

The COVID pandemic inspired me to create a legacy beyond money. I founded NOYACK to educate and mentor Millennials & Gen Z as they inherit $4.4 trillion by 2025 and $39.4 trillion by 2045. NOYACK's mission is to create a next-gen investment culture, bringing young investors together to learn, explore, and invest in private markets.

NOYACK and our NOYACK Private Investing Club are becoming a hub, a home, a safe space for learning, interacting, and accessing private markets. I built this for the 19-year-old me who had no one to

ask for help or a place to learn about private investments. My goal is to teach members to fish for themselves, building generational wealth. Whether making a small investment or protecting a family nest egg, we aim to transform lives, including their kids' and grandkids' lives.

At NOYACK, we believe in investing for love – for family, for future, and for the greater good. We're committed to opening doors to private markets for young investors, ensuring they have the knowledge and tools to build a secure future. Join us in the wealth revolution to end economic inequality. We don't have to do this; we're lucky enough to get to do this. #AccessGranted

Experience

NYU Schack Institute of Real Estate
Adjunct Professor of Real Estate
April 2024 - Present (4 months)
New York City Metropolitan Area

I teach in the NYU Masters Program specifically about Real Estate Investment Trusts, Financing and Investment

NOYACK Wealth Club
Founder & CEO
2022 - Present (2 years)
NYC

Noyack Wealth Club (weareNOYACK.com) is a nonprofit whose mission is to provide financial education to younger generations so Millennials & Gen Z don't hae to resort to TikTok. NWC is a safe space for learn about personal wealth management, interact with peers with the same questions and invest in private markets as they experience the Great Wealth Transfer.

NOYACK provides the first ever generative LLM, an AI trained on all topis needed to control your financial destiny. From trust & estate to #retirementment planning to family financial planning to insurance of all kinds to investing in #alternativeinvestments.

NWC also provides: online masterclasses, live events, mentorship, research.

The Great Wealth Transfer - $42 trillion by 2040 - the largest wealth transfer in the history of our planet. NOYACK launched only 4 months ago and already built an audience of over 300K strong!   Education, community and access is our product | integrity, innovation, transparency, and inclusivity are our beliefs... that's what we believe in, that's who we are. We are NOYACK...and so are you. #AccessGranted

Noyack Investing Club
Managing Partner & Chief Investment Officer
2022 - Present (2 years)
New York City Metropolitan Area

NOYACK is revolutionizing self-directed wealth management by making world-class private investments accessible to all investors, not just the institutions. At our core is a commitment to financial education and technological innovation, empowering individuals with the knowledge to invest like billionaires. It's not about quick returns or cashing out. It's about making smart financial decisions for your future. Our goal is to teach members to fish for themselves so they can build generational wealth. Whether they're looking to make a small investment or have just inherited a family nest egg they need to protect - we're here to transform their lives, their kid's lives and if all goes as planned, their kid's kid's lives.
NOYACK is all about creating a new kind of wealth management culture; one that doesn't lead with transaction but brings people together in a community space for young investors to learn, connect and generate wealth through private investing. Financial literacy AND access as social impact. We want to open up that door and give access to the powerful world of Private Investments.

Come with us, to the room where it all happens.

We are Noyack.
And so are you.
AccessGranted.™

SpaceX
Seed Investor
2020 - Present (4 years)
Hawthorne, California, United States

Nalu Bio

Pre-Seed Investor
January 2021 - Present (3 years 7 months)
New York City Metropolitan Area

Golden Seeds

Early Stage Investor

2019 - Present (5 years)
New York City Metropolitan Area

50% of the U.S. population are women. 42% of entrepreneurial ventures are women-owned. Since our founding in 2005, we have been propelled to identify promising women entrepreneurs, to support their growth, and to better align these ratios to create value through the breakthrough ideas and tenaciousness of women entrepreneurs. Women are starting businesses at record levels, with the ideas, skills and talents to build great companies. Golden Seeds, one of the nation’s largest and most active early-stage investment groups, focuses squarely on female founders. Our investment thesis rests on extensive research with a compelling conclusion: gender diverse teams produce better return on equity. By seeking companies where women hold leadership positions and own substantial equity, we fund companies likely to have diverse perspectives that will contribute to ultimate success.
Golden Seeds members have invested over $140 million in over 200 exciting women-led companies … and counting. Headquartered in New York City, Golden Seeds has chapters in Arizona, Atlanta, Boston, Dallas, Houston, New Jersey, New York and Silicon Valley

Noyack Capital

Chief Investment Officer of MultiFamily Office

January 1987 - March 2021 (34 years 3 months)
New York City Metropolitan Area

I am the Chief Investment Officer of a nine UNHW family alternative investment allocator. NOYACK allocated to commercial real estate, seed VC, consumer packaged goods, and opportunistic special situations.

IMMINENT

Founder & CEO

2014 - 2019 (5 years)
United States

SUCCESSFUL 7X EXIT FOR OUR INVESTORS!

We have a big idea - an operating system with everything you need in one place to get your employees more engaged. We believe workforce productivity begins with purpose.

So it is our mission to create technology and content that harnesses employees' passion for doing good while also providing them with resources they need to stay healthy. Finally, we want to support employees by providing them the information that they need as well as a social environment where they can be heard.

Introducing OAHU- IMMINENT's holistic approach to workforce wellbeing. Giving + Habitat + Wellbeing + Social = Inspired. We assist Fortune 1000 companies & brands to achieve amazing workforce goals by treating their employees as their first customers.
Employee360™ is a simple, yet powerful employee engagement portal that streamlines the onboarding process to engage employees and galvanize their passion to get involved. We provide state-of-the-art software tools to improve bi-directional workplace communication. We identify social impact movements, successful non-profits or non-governmental organizations around which to create holistic CSR campaigns. And we produce or curate employee-created video stories, immersive or full VR, that enable progressive brands to build truly authentic relationships with their employees and customers alike.

Finally, our integrated social toolkit enables the marketing department to distribute the original content or their curated employee stories to a highly targeted audience informed by proprietary data insights.

Happiness, productivity, volunteering, sharing... that's why we feel IMMINENT offers a better way for companies to achieve 360-degree wellbeing. That's what we believe in. That's what drives us. That's our cause.

In the world of doing good, the future is IMMINENT.

Economic Innovation Group
Member Of The Board Of Advisors
2016 - 2018 (2 years)
Washington D.C. Metro Area

Founded by Sean Parker, John Lettieri, and Steve Glickman, EIG is a bipartisan public policy organization that combines innovative research and data-driven advocacy to address America's most pressing economic

challenges. From our headquarters in the nation's capital, EIG convenes leading experts from the public and private sectors, develops original research, and advances creative policy proposals that bring new jobs, investment, and economic dynamism to U.S. communities.

Ten Paces Media
Executive Producer
1994 - 2015 (21 years)
NYC

Oscar-winning producer (Slingblade) and head of studios. Builder and investor in physical studio infrastructure as well as SVOD, immersive video (VR/AR/360°). Created subsidiary to build content IP library & publishing.

Gun For Hire Digital Studios
CEO
1997 - 2003 (6 years)
NYC, Miami, Toronto, Vancouver, Los Angeles

Mr. Follini served as CEO of the Gun For Hire Media Studios, the largest digital production facility in New York from 1996 - 2001. He conceived, designed, and supervised construction of all of Gun For Hire's 400,000+ square feet of digital media centers in New York, Miami, Vancouver, Toronto and Los Angeles. His New York facility earned the 1998 Crain's Magazine Small Business Award.

Shooting Gallery Films
Principle & Oscar-winning Producer
September 1993 - 2003 (10 years)
NYC

Producer of several award-winning films & digital media content

Blackstone
Associate
1988 - 1993 (5 years)
New York City Metropolitan Area

Education

Harvard Business School
Executive Management Program

London School of Economics and Political Science

GC, Game Theory And Econometrics

Tufts University

Bachelor of Science (BS), Mathematical Statistics and Probability

Fordham Preparatory

Classics and Classical Languages, Literatures, and Linguistics